UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Sypris Solutions, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-24020	61-1321992
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

101 Bullitt Lane, Suite 450
Louisville, Kentucky		40222
(Address of Principal Executive Offices)		(Zip Code)

John R. McGeeney		(502) 329-2000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[ x ] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01           Conflict Minerals Disclosure and Report

Sypris Solutions, Inc. (Company) has filed a Conflict Minerals Disclosure Report, which appears as Exhibit 1.01 hereto and is publicly available at http://www.sypris.com.

Item 1.02           Exhibit

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01           Exhibits

Exhibit Number                     Description of Exhibit

         1.01                                       Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 30, 2014	Sypris Solutions, Inc.

	By:	/s/ Anthony C. Allen
Anthony C. Allen
Vice President and Treasurer